Exhibit 23.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement of CDC Corporation and subsidiaries on Form F-3 of our report dated June 20, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the previously issued consolidated financial statements because of correction of misstatements) and June 19, 2007 as to the audit of the restatement, relating to the consolidated financial statements of China.com Inc. and its subsidiaries as of and for the year ended December 31, 2005, appearing in the Annual Report on Form 20-F of CDC Corporation and subsidiaries for the year ended December 31, 2006.
/s/ Deloitte Touche Tohmatsu
Hong Kong
August 28, 2007